December 30, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Jenifer Gallagher
Staff Accountant
Office of Energy & Transportation
Attn: John Cannarella
Staff Accountant
Office of Energy & Transportation

Re: NorthWestern Corporation
Form 10-K for the Fiscal Year ended December 31, 2020
Filed February 12, 2021
File No. 001-10499

Ladies and Gentlemen:

Reference is made to the letter, dated December 15, 2021, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above referenced filing (the “Staff Comment Letter”). This letter is submitted on behalf of NorthWestern Corporation (“NorthWestern”) in response to the Staff Comment Letter.

To assist you in your review, we have repeated the full text of the Staff’s comment in bold face type in this letter, and our response follows immediately.

Form 10-K for the Fiscal Year ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measure, page 33

1.We note that you describe gross margin as a non-GAAP measure on page 33, and present such measures in the tabulations for the Electric and Natural Gas segments and on a consolidated basis on pages 39, 43, and 46, and reference them in various analyses pertaining to your results of operations in MD&A, also in conjunction with your interim reporting, earnings releases, and various presentations on your website.

However, as gross margin is generally regarded as a GAAP term, and is defined in the FASB Master Glossary as the excess of sales over cost of goods sold, we believe that you should revise your filings to distinguish the non-GAAP gross margin measures that you have presented from measures of gross margin that are calculated in accordance with GAAP. Specifically, you should (i) recalculate gross margin to reflect all costs of sales as would be reported in accordance with GAAP and present this measure with equal or greater prominence in comparison to the non-GAAP measure, (ii) choose an alternate label for your non-GAAP measure, and (iii) provide a reconciliation between gross margin in accordance with GAAP and your non-GAAP measure. You may refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and Item 10(e)(1)(i)(B) of Regulation S-K if you require further clarification or guidance. Similar requirements are applicable to your earnings releases and presentations pursuant to §244.100(a) of Regulation G.

Please ensure that costs utilized in calculating gross margin reflect all amounts that are attributable to costs of sales in accordance with GAAP. For example, it appears that depreciation and depletion expense and some costs that you are reporting within operating, general and administrative expenses would be attributable to cost of sales, considering your disclosures on pages 41 and 42.

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900
NorthWesternEnergy.com

Response #1:
We acknowledge the Staff’s comment and, in order to distinguish this non-GAAP measure from measures that are calculated in accordance with GAAP, in future filings, we will utilize an alternate label, modifying our terminology from “Gross margin” to “Utility margin.” Further, in light of the Staff’s comment, in future filings, we will present a reconciliation between non-GAAP “Utility margin” and the GAAP measure of “Gross margin”, which we understand to be the most comparable GAAP measure.

To provide additional clarity and support of our revised non-GAAP measure reconciliation, we intend to modify line items presented within our Consolidated Statements of Income of future filings. First, as further described below, we will retitle our line item “Cost of sales” to “Fuel, purchased supply, and direct transmission expense (exclusive of depreciation and depletion shown separately below).” Additionally, we intend to disaggregate the financial statement line item “Operating, general and administrative” into two line items labeled “Operating and maintenance” and “Administrative and general.” This revision will be applied to all sections of our filings that have referenced “Operating, general and administrative” expense. The following example utilizes our Consolidated Statements of Income on page F-5 of our Form 10-K for the year ended December 31, 2020 to reflect the format of intended revisions to our presentation. The amounts shown below are for illustrative purposes. As we prepare our 2021 Form 10-K we may undertake further analysis of the amounts allocable to each line consistent with the description of each line below. We may identify amounts to be reclassified between lines as a result:

	Year Ended December 31,
	2020	2019	2018
Revenues
Electric	$940,815	$981,178	$921,093
Gas	257,855	276,732	270,916
Total Revenues	1,198,670	1,257,910	1,192,009
Operating Expenses
Fuel, purchased supply and direct transmission expense (exclusive of depreciation and depletion shown separately below)	306,190	318,020	272,883
Operating and maintenance	200,465	210,369	205,567
Property and other taxes	179,517	171,888	171,259
Depreciation and depletion	179,644	172,923	174,476
Administrative and general	96,650	107,860	101,552
Total Operating Expenses	962,466	981,060	925,737
Operating Income	236,204	276,850	266,272
Interest Expense, net	(96,812)	(95,068)	(91,988)
Other Income, net	4,853	413	3,966
Income Before Income Taxes	144,245	182,195	178,250
Income Tax Benefit	10,970	19,925	18,710
Net Income	$155,215	$202,120	$196,960

Average Common Shares Outstanding	50,559	50,429	49,985
Basic Earnings per Average Common Share	$3.07	$4.01	$3.94
Diluted Earnings per Average Common Share	$3.06	$3.98	$3.92

The following example disclosure reflects the format of the reconciliation we intend to include in our future filings (results disclosed within the Form 10-K for the year ended December 31, 2020 have been utilized to illustrate the intended disclosure). This disclosure will replace the current non-GAAP gross margin reconciliation to operating revenues.

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900
NorthWesternEnergy.com

	Electric		Natural Gas		Total
	2020	2019	2020	2019	2020	2019
	(in millions)
Reconciliation of gross margin to utility margin:
Operating Revenues	$940.8	$981.2	$257.9	$276.7	$1,198.7	$1,257.9
Less: Fuel, purchased supply and direct transmission expense (exclusive of depreciation and depletion shown separately below)	236.6	239.6	69.6	78.4	306.2	318.0
Less: Operating and maintenance	147.3	156.1	53.2	54.3	200.5	210.4
Less: Property and other taxes	140.6	134.7	38.9	37.2	179.5	171.9
Less: Depreciation and depletion	148.0	143.3	31.7	29.7	179.7	173.0
Gross Margin	268.3	307.5	64.5	77.1	332.8	384.6
Operating and maintenance	147.3	156.1	53.2	54.3	200.5	210.4
Property and other taxes	140.6	134.7	38.9	37.2	179.5	171.9
Depreciation and depletion	148.0	143.3	31.7	29.7	179.7	173.0
Utility Margin(1)	$704.2	$741.6	$188.3	$198.3	$892.5	$939.9
(1) Non-GAAP financial measure. See "Non-GAAP Financial Measure" above.

Additionally, we intend to provide the following “Non-GAAP Financial Measure” disclosure (For clarity of change we have highlighted revisions from the “Non-GAAP Financial Measure” section on page 33 of our Form 10-K for the year ended December 31, 2020). This new disclosure will be included in all future filings that reference our non-GAAP “Utility margin” financial measure.

The following discussion includes financial information prepared in accordance with GAAP, as well as another financial measure, ~~Gross~~ Utility Margin, that is considered a “non-GAAP financial measure.” Generally, a non-GAAP financial measure is a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. We define ~~Gross~~ Utility Margin as Operating Revenues less ~~Cost of Sales~~ Fuel, purchased supply and direct transmission expense (exclusive of depreciation and depletion shown separately below) as presented in our Consolidated Statements of Income. This measure differs from the GAAP definition of Gross Margin due to the exclusion of Operating and maintenance, Property and other taxes, and Depreciation and depletion expenses, which are presented separately ~~from Cost of Sales~~ in our Consolidated Statements of Income. The following discussion includes a reconciliation of ~~Gross~~ Utility Margin to ~~Operating Revenues~~ Gross Margin, the most directly comparable GAAP measure.

Management believes that ~~Gross~~ Utility Margin provides a useful measure for investors and other financial statement users to analyze our financial performance in that it excludes the effect on total revenues caused by volatility in energy costs and associated regulatory mechanisms. This information is intended to enhance an investor’s overall understanding of results. Under our various state regulatory mechanisms, as detailed below, our supply costs are generally collected from customers. In addition, ~~Gross~~ Utility Margin is used by us to determine whether we are collecting the appropriate amount of energy costs from customers to allow for recovery of operating costs, as well as to analyze how changes in loads (due to weather, economic or other conditions), rates and other factors impact our results of operations. Our ~~Gross~~ Utility Margin measure may not be comparable to that of other companies’ presentations or more useful than the GAAP information provided elsewhere in this report.

Further, we will define the captions “Fuel, purchased supply and direct transmission expense (exclusive of depreciation and depletion shown separately below)” and “Operating and maintenance” within the MD&A “Factors Affecting Results of Operations” of our future Form 10-K filings:

Fuel, purchased supply and direct transmission expense (exclusive of depreciation and depletion shown below)
“Fuel, purchased supply and direct transmission expenses are costs directly associated with the generation and procurement of electricity and natural gas. Among the most significant of these costs are those associated with fuel, purchased power, natural gas supply, and transmission expense. These costs are generally collected in rates from customers and may fluctuate substantially with market prices and customer usage.”

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900
NorthWesternEnergy.com

Operating and maintenance
“Operating and maintenance expenses are costs associated with the ongoing operation of our vertically-integrated utility facilities which provide electric and natural gas utility products and services to our customers. Among the most significant of these costs are those associated with the direct labor and supervision, repair and maintenance expenses, and contract services. These costs are normally fairly stable across broad volume ranges and therefore do not normally increase or decrease significantly in the short term with increases or decreases in volumes.”

Financial Statements
Consolidated Statements of Income, page F-5

2.Given your use of the cost of sales terminology in MD&A, in connection with your presentation of non-GAAP measures, and in the Statements of Income and elsewhere, please include parenthetical notations to identify the items that are attributable to but excluded from costs of sales, consistent with the guidance in SAB Topic 11:B; the excluded amounts should be readily apparent, either quantified in the parenthetical or reported separately from other costs that are not attributable to cost of sales.

Response #2:
In response to the Staff’s comments, and to provide further clarity in future filings, we intend to limit our use of the “Cost of sales” label. Accordingly, as described above in our response to Comment #1, we will retitle the “Cost of sales” line item description to “Fuel, purchased supply and direct transmission expense (exclusive of depreciation and depletion shown separately below)” within the Statements of Income on page F-5, among the segment disclosures on page F-46, as a reconciling item within the Electric Operations disclosure on page 43, and as a reconciling item within the Natural Gas Operations disclosure on page 46.

If you have any questions, or require clarification on any of the responses provided, please contact Jeff Berzina, Controller, at 605-978-2825 or Jeffrey.Berzina@NorthWestern.com.

Regards,

/s/ Crystal Lail

Crystal Lail
Vice President and Chief Financial Officer
NorthWestern Corporation

3010 West 69th Street | Sioux Falls, SD 57108 | O 605-978-2900
NorthWesternEnergy.com